Exhibit 3.2

Amendments to Bylaws

Amendments to Bylaws

(effective July 1, 2010)

Article IV of the Bylaws of People’s United Financial, Inc. has been amended, effective July 1, 2010, (a) by deleting Section 4 thereof in its entirety and renumbering all subsequent sections of Article IV accordingly, and (b) to revise Section 3 and former Section 5 to read as follows:

SECTION 3. CHAIRMAN OF THE BOARD. The Chairman of the Board shall be an independent director and shall perform such duties as the Board may from time to time assign to him or her, including, but not limited to, presiding at all meetings of the shareholders, the Board and the Executive Committee. The Chairman of the Board also shall have such powers and duties as are generally incident to the position of a non-executive Chairman.

SECTION 4. AGE LIMITATION OF DIRECTORS. With the exception of the Chairman of the Board, a director shall retire from service as a director of the Corporation at the expiration of the term of office during which such Director has reached the age of seventy-two. The Chairman of the Board shall retire from service as a director of the Corporation at the expiration of the three year term of office during which the Chairman of the Board reaches the age of seventy-eight.

A complete copy of the Bylaws, reflecting the foregoing amendments, will be filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the period ending June 30, 2010.

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